Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

September 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Indaptus Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-258854

Ladies and Gentlemen:

On August 16, 2021, Indaptus Therapeutics, Inc. (the “Company”) filed the Registration Statement on Form S-3 (File No. 333-258854)(the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) for purposes of registering the offer and resale from time to time of up to 5,590,910 shares (the “Shares”) of common stock, par value $0.01 per share, of the Company by the selling stockholders named in the prospectus which forms part of the Registration Statement.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because the Company has opted to include the Shares in the Registration Statement on Form S-1 (File No. 333-259771), which was filed with the Commission on September 24, 2021 and declared effective by the Commission on September 29, 2021. The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to Ze’-ev Eiger of McDermott Will & Emery LLP at (212) 547-5470.

Thank you for your assistance in this matter.

Very truly yours,

INDAPTUS THERAPEUTICS, INC.

By:	/s/ Jeffrey A. Meckler
Name:	Jeffrey A. Meckler
Title:	Chief Executive Officer